EXHIBIT 99.1

News Release dated October 25, 2017, Suncor Energy reports third quarter 2017 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2017 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings (loss), Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (Oct. 25, 2017) — “Suncor generated $2.5 billion in cash flow during the third quarter as a result of strong companywide operating performance,” said Steve Williams, president and chief executive officer. “We achieved record production at Oil Sands and our refineries ran at full capacity, allowing us to take advantage of a favourable downstream business environment and increasing demand for crude and refined products.”

•                  Funds from operations of $2.472 billion ($1.49 per common share). Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.912 billion ($1.75 per common share).

•                  Operating earnings of $867 million ($0.52 per common share) and net earnings of $1.289 billion ($0.78 per common share).

•                  Upstream achieved a new quarterly production record of 739,900 barrels of oil equivalent per day (boe/d), due primarily to increased production at Oil Sands operations, where upgrader and Firebag utilization exceeded 90%.

•                  Syncrude achieved production of 159,100 barrels per day (bbls/d) in the third quarter of 2017 and ended the quarter at approximately 100% utilization following facility repairs from the incident in the first quarter of 2017 and planned maintenance.

•                  Oil Sands operations cash operating costs per barrel (bbl) were $21.60 for the third quarter of 2017, the lowest in over a decade.

•                  Reliable operations in Refining and Marketing (R&M) drove refinery utilization above 100% and record quarterly crude throughput of 466,800 bbls/d, allowing the company to take advantage of a favourable business environment and achieve record retail and wholesale sales volumes in Canada.

•                  The Fort Hills project was approximately 95% complete, with an initial test run of the front end of the plant completed and first bitumen froth successfully produced. The project remains on track for expected first oil at the end of 2017.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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•                  At Hebron, drilling commenced in the third quarter of 2017 and first oil remains on track for the end of 2017.

Financial Results

Suncor recorded third quarter 2017 operating earnings of $867 million ($0.52 per common share) compared to $346 million ($0.21 per common share) in the prior year quarter. Highlights of the quarter included improved benchmark crack spreads and crude oil pricing, record refinery throughput and retail and wholesale sales volumes in Canada, record Oil Sands operations production, despite planned maintenance, lower exploration expense, as the prior year quarter included a charge for a non-commercial well off the east coast of Canada, and a continued focus on cost reduction. These items more than offset the impact of unfavourable foreign exchange rates in the period.

Funds from operations were $2.472 billion ($1.49 per common share) compared to $2.025 billion ($1.22 per common share) in the third quarter of 2016 and were influenced by the same factors impacting operating earnings noted above, excluding the charge for a non-commercial well off the east coast of Canada, and also included the impact of favourable current tax recoveries and reassessments from prior periods.

Net earnings were $1.289 billion ($0.78 per common share) in the third quarter of 2017, compared to $392 million ($0.24 per common share) in the prior year quarter. Net earnings for the third quarter of 2017 included an unrealized after-tax foreign exchange gain of $412 million on the revaluation of U.S. dollar denominated debt and a non-cash after-tax gain of $10 million on forward interest rate swaps. Net earnings in the prior year quarter included a $180 million deferred tax recovery related to a tax rate reduction on oil and gas profits in the United Kingdom (U.K.) from 50% to 40%, an unrealized after-tax foreign exchange loss of $112 million on the revaluation of U.S. dollar denominated debt and a non-cash after-tax mark to market loss of $22 million on interest rate swaps.

Operating Results

Suncor’s total upstream production set a new quarterly record of 739,900 boe/d in the third quarter of 2017, compared to 728,100 boe/d in the prior year quarter.

Oil Sands operations production was 469,300 bbls/d in the third quarter of 2017, compared to 433,700 bbls/d in the prior year quarter, with the increase primarily due to improved upgrader reliability and higher Firebag production following a successful return to service after the completion of the first five-year turnaround cycle of the expanded central facility. Both periods included planned upgrader maintenance, with the third quarter of 2016 also being impacted by unplanned upgrader maintenance.

Oil Sands operations cash operating costs per barrel were $21.60 in the third quarter of 2017, down from $22.15 in the prior year quarter as a result of improved asset utilization, partially offset by higher planned maintenance expense and increased costs associated with improved production.

Suncor’s share of Syncrude production was 159,100 bbls/d in the third quarter of 2017, compared to 183,800 bbls/d in the prior year quarter. The decrease was attributed to the outage associated with the facility incident from the first quarter of 2017 and planned coker maintenance, which both impacted the early part of the quarter. Coker maintenance completed in the period was originally scheduled for the fourth quarter of 2017 and was advanced to coincide with the unplanned outage from earlier in the year to mitigate the impact on annual production. Following the facility repairs from the incident and the completion of planned maintenance early in the quarter, Syncrude’s upgrader utilization was approximately 100%. Syncrude cash operating costs per barrel in the third quarter of 2017 were $35.00, an increase from $27.65 in the prior year quarter due to lower production as a result of planned maintenance and increased maintenance costs.

Production volumes in Exploration and Production (E&P) were 111,500 boe/d in the third quarter of 2017, compared to 110,600 boe/d in the prior year quarter, with higher production from both U.K. and Libya offsetting lower production at Terra Nova due to a planned turnaround and unplanned maintenance.

Continued strong operational performance at R&M contributed to record refinery crude throughput of 466,800 bbls/d in the third quarter of 2017, compared to 465,600 bbls/d in the prior year quarter, and allowed the company to take advantage of increased refined product demand and achieve record retail and wholesale sales volumes in Canada during the third quarter of 2017. Average refinery utilization in the third quarters of both 2017 and 2016 was 101%, reflecting strong reliability in both periods.

“The reliability of our assets in the third quarter was excellent, with several new records established in the period, including record refinery throughput and retail and wholesale sales volumes in Canada,” said Williams. “In addition, the successful return of our Oil Sands assets following major maintenance events drove the highest ever Oil Sands production and helped to achieve the lowest Oil Sands operations cash costs per barrel in over a decade.”

Strategy Update

The disciplined execution of Suncor’s 2017 capital program is focused on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets.

“We continue to make substantial progress at our major growth projects,” said Williams. “At Fort Hills, we have completed an initial test run of the front end of the plant and successfully produced bitumen froth, which significantly de-risks the 2018 production ramp up. At Hebron, drilling has commenced and the project is on track for first oil by the end of the year.”

The Fort Hills project was approximately 95% complete at the end of the third quarter of 2017 and remains on target to start production at the end of 2017. In the third quarter of 2017, the front end of the plant was successfully tested as part of the commissioning phase, significantly de-risking the planned ramp up through 2018. Progress continued on secondary extraction during the quarter, with the other asset areas having been handed over to operations. Expenditures in the third quarter of 2017 included a continued focus on early-works sustaining activities that will support the execution of the Fort Hills mine and tailings plan following the commencement of production.

Progress continued on the sale of a combined 49% interest in the East Tank Farm Development to the Fort McKay and Mikisew Cree First Nations for estimated proceeds of approximately $500 million. The company expects to close the arrangement in the fourth quarter of 2017. Operations at the East Tank Farm Development began in the quarter, with the facility now ready for the receipt of Fort Hills bitumen at the end of 2017.

During the third quarter of 2017, drilling at Hebron commenced on schedule, with first oil remaining on track for late 2017. Other E&P activity in the third quarter included development drilling at Hibernia and White Rose, as well as development work on the West White Rose Project and the Norwegian Oda project.

Syncrude sustaining capital in the third quarter of 2017 was primarily focused on permanent repairs associated with the facility incident from the first quarter of 2017, for which the company expects to receive some insurance proceeds as early as the fourth quarter of 2017, and the completion of planned coker maintenance in the early part of the quarter.

During the third quarter of 2017, Suncor continued efforts with Syncrude to drive operating efficiencies, improve performance and develop regional synergies through integration, with progress being made on improvement opportunities identified by the partners. During the quarter, MacKay River bitumen was successfully processed through the Syncrude upgrading complex to test potential integration.

Under the company’s Normal Course Issuer Bid, which commenced in the second quarter of 2017, the company bought back $282 million of its own shares for cancellation in the third quarter of 2017, bringing the year-to-date total shares purchased and cancelled to $578 million.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016
Net earnings (loss)	1 289	392	3 076	(86)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(412)	112	(793)	(746)
Non-cash mark to market (gain) loss on interest rate swaps and foreign currency derivatives(2)	(10)	22	22	182
Impact of income tax rate adjustment on deferred taxes(3)	—	(180)	—	(180)
Loss on early payment of long-term debt(4)	—	—	10	73
Gain on significant disposals(5)	—	—	(437)	—
COS acquisition and integration costs(6)	—	—	—	38
Operating earnings (loss)(1)	867	346	1 878	(719)

(1)                                 Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                 Non-cash mark to market (gain) loss on forward interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(3)                                 The three- and nine-month periods ended September 30, 2016 were impacted by an adjustment to the company’s deferred income taxes resulting from a decrease from 50% to 40% in the U.K. tax rate on oil and gas profits from the North Sea.

(4)                                 Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(5)                                 Gain of $354 million related to the sale of the company’s lubricants business in the R&M segment, combined with a gain of $83 million related to the sale of the company’s interest in the Cedar Point wind facility in the Corporate segment.

(6)                                 Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

Corporate Guidance

Suncor has updated its full year business environment outlook assumptions for Brent Sollum Voe from US$49.00/bbl to US$53.00/bbl, WTI at Cushing from US$47.00/bbl to US$50.00/bbl, WCS at Hardisty from US$35.00/bbl to US$38.00/bbl and New York Harbor 3-2-1 from US$14.50 to US$17.50. As a result of these updates, full year current income tax assumptions have been increased to $900 million — $1.0 billion from $600 — $900 million. For further details and advisories regarding Suncor’s 2017 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated Oct. 25, 2017 (the MD&A) and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s growth projects, including: (i) statements around the Fort Hills project, including that the project remains on track for expected first oil at the end of 2017; planned ramp up through 2018 and the expectation that the successful test of the front end of the plant as part of the commissioning phase significantly de-risks the planned ramp up; that early-works sustaining activities will support the execution of the Fort Hills mine and tailings plan following the commencement of production, and expectations for the East Tank Farm Development; and (ii) statements around the Hebron project, including that first oil remains on track for the end of 2017; estimated proceeds of approximately $500 million from the sale of a combined 49% interest in the East Tank Farm Development to the Fort McKay and Mikisew Cree First Nations and the expectation that the arrangement will close in the fourth quarter of 2017; the expectation that Suncor will receive some insurance proceeds as early as the fourth quarter of 2017 associated with the Syncrude facility incident; efforts with Syncrude to drive operating efficiencies, improve performance and develop regional synergies through integration; the expectation that the disciplined execution of Suncor’s 2017 capital program will focus on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets; and Suncor’s business environment outlook assumptions for Brent Sollum Voe, WTI at Cushing, WCS at Hardisty and New York Harbor 3-2-1, and full year current income tax assumptions. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our website at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

A full copy of Suncor’s third quarter 2017 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s third quarter results, visit suncor.com/webcasts.

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